SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For June 2014

PACIFIC THERAPEUTICS LTD.

(Translation of registrant’s name into English)

409 Granville Street, Suite #1500
Vancouver, BC, V6C-1T2 Canada
Tel: 604-738-1049
Fax: 604-738-1094

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Pacific Therapeutics has distributed Exhibits 99.1 to 99.4 (inclusive) to the applicable Canadian securities regulators and to shareholders who requested same, to disseminate its interim financial statements and related materials for the Quarter Ended March 31, 2014

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 30, 2014

PACIFIC THERAPEUTICS LTD

By:	/s/ Douglas H. Unwin
Name:	Douglas H. Unwin
Title:	CEO

SUBMITTED HEREWITH

Exhibits

99.1	March 31, 2014 Financial Statements
99.2	March 31, 2014 Management Discussion and Analysis
99.3	CEO Certification
99.4	CFO Certification